Exhibit 99.1

Management’s Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”) of the financial condition of Leitch Technology Corporation (“Leitch” or the “Company”) and the financial performance for the second quarter ended October 31, 2004, and 2003. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes. Reference should also be made to the Company’s filings with Canadian and United States securities regulatory authorities. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

Cautionary Statements Regarding Forward-Looking Statements
This MD&A is dated November 23, 2004, and contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plans,” “continue,” or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, economic conditions, technological and competitive factors that may alter the timing and amount of the Company’s capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Overview of the Company
Leitch designs, develops and distributes high-performance audio and video products for the professional television industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable and business to business.

The Company operates in an industry dependent on highly specialized products that require significant research and development investment and an infrastructure to support a global customer base on a 24/7 basis. Therefore, in order to be profitable, the Company needs to sustain high gross margins for its products. As a result of the margins, profitability is significantly impacted by fluctuations in revenue. Gross margins in the industry have typically trended in the 50-60% range; however, Leitch’s gross margins have fallen below this level because the fixed cost manufacturing infrastructure is being spread over reduced volumes, the Company’s older product lines are generating low margins, and because of the impact of foreign exchange fluctuations. The Company is endeavoring to return to margins in the 50-55% range over the next two years through a combination of targeted cost reductions, a shift in product mix to newer and higher margin products, and increases in volumes. The Company is also looking at ways to make its manufacturing more flexible through the use of components that can be used in a variety of products, updated equipment and outsourcing.

Operating expenses, made up of selling and administrative plus research and development expenses, do not tend to fluctuate directly with revenues.

The Company believes that capital spending is stable in its core markets. The main driver of capital spending by the Company’s customers is productivity enhancements through the shift from analog to digital infrastructure. Although high definition is becoming a more significant portion of this spending, it is not driving a significant amount of incremental spending from the Company’s customers.

Leitch Technology Corporation	1

Management’s Discussion and Analysis

Product Overview
Leitch’s three product lines are Video Processing and Distribution (“VP&D”), Video Servers (“Server” or “Servers”) and Post Production (“Post”). These products combine to allow Leitch to offer an integrated content environment to its customers. An integrated content environment is a streamlined workflow for producing, storing, processing, transmitting and managing video and audio content. The integrated content environment is what the Company delivers to its professional television customers through individual products and system solutions, regardless of the size and scope of their requirements. Leitch expects to consistently meet customer objectives and thereby provide them with a more profitable business model and enable them to achieve their definition of an integrated content environment, resulting in a streamlined workflow.

During the first quarter of fiscal 2005, the Company acquired all the shares of Videotek®, Inc. (“Videotek”). Videotek designs, manufactures and distributes hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional television market. These products are reported in the Company’s VP&D product segment.

Highlights for the Quarter
The following highlights some of the events for the quarter ending October 31, 2004:

■	Generating net earnings of $1.0 million for the quarter, reflecting the first net profit the Company has shown since the second quarter of fiscal 2001.
■	Completing successful public offering in October 2004, raising over $40 million.
■	Announcing the high-definition NEXIO™ server system, shown at the International Broadcasting Convention (“IBC”) show held in Europe in September 2004.
■	Adding Ian McElroy to the board of directors. Mr. McElroy brings to Leitch significant experience, and has presided as president/CEO at several publicly traded companies.
■	Investing in surface mount equipment to improve the quality and flexibility of manufacturing.

Overall Performance of Company

Definitions
The Company focuses its analysis on “Net Operating Income (Loss)” and Net earnings (loss), which are reconciled in the table below. Net Operating Income (Loss) is calculated as Earnings (loss) before restructuring charges, amortization, write-downs and equity interests less income taxes (excluding income taxes — partly owned businesses). The Company uses Net Operating Income (Loss) to remove restructuring, acquisition and investment-related charges as well as discontinued operations, which the Company views as outside its core operating results. Net Operating Income (Loss) for the quarters ended October 31, 2004, and 2003, was $1.6 million and a loss of ($6.4 million), respectively. Net Operating Income (Loss) for the six months ended October 31, 2004, and 2003 was $3.9 million and a loss of ($8.5 million), respectively.

Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

2	Leitch Technology Corporation

Management’s Discussion and Analysis

The following table reconciles Net earnings (loss) to Net Operating Income (Loss):

	Three months		Six months
	ended October 31		ended October 31
	2004	2003	2004	2003

Net earnings (loss) under Canadian GAAP	966	(6,392)	(1,672)	(11,448)

Restructuring/accretion charges	97	-	6,918	2,918
Amortization of acquired technology	366	-	616	-
Equity interest in losses of partly owned businesses	123	3	140	9
Gain on disposal of partly owned business	-	-	(2,057)	-

Total adjustments	586	3	5,617	2,927

Net Operating Income (Loss)	1,552	(6,389)	3,945	(8,521)

Company Strategy
The Company’s strategy is to capitalize on its strong customer position, brand name, technical skills, business model and access to capital markets to grow profitably in the professional television market and provide an adequate return on investment to its shareholders. The Company has identified its target operating model and is working to achieve this model over the next two to three years. The following chart highlights the Company’s target operating model, shown as a percentage of revenue, and how Leitch is currently performing against that model:

	Target	Three months ended		Six months ended		Fiscal 2004
		October 31, 2004		October 31, 2004
	% of	% of		% of		% of
	Revenue	Revenue	($000s)	Revenue	($000s)	Revenue	($000s)

Revenue	100%	100%	$55,805	100%	$111,047	100%	$154,586
Margin	55%	45%	25,036	46%	50,907	(note2)45%	69,402
Operating expenses (Note 1)	40%	42%	23,484	(note3)42%	46,962	(note3)56%	86,809

Net Operating Income (Loss) before tax	15%	3%	$1,552	4%	$3,945	-11%	$(17,407)

Income taxes (recovery)			-		-		(2,243)

Net Operating Income (Loss)			$1,552		$3,945		$(15,164)

Other Charges (Note 4)			586		5,617		22,135

Net earnings (loss)			$966		$(1,672)		$(37,299)

Notes:
1.
Operating expenses are made up of selling and administrative, research and development, investment tax credits and investment income, and exclude restructuring and accretion charges associated with restructuring activities.

2.	Adjusted for inventory charge of $9.6 million.
3.	Adjusted for restructuring charges of $6.8 million in 2005 and $13.4 million in 2004.
4.	Adjustments are reconciled below for fiscal 2004. Adjustments for the three and six months ended October 31, 2004, are reconciled above in the “Overall Performance of the Company” section:

($000s)	Fiscal 2004

Loss for the year under Canadian GAAP	(37,299)

Inventory charge	9,634
Restructuring charges	13,382
Equity interest in losses of partly owned businesses	(54)
Gain on disposal of discontinued operations, net of tax benefit	(827)

Total adjustments	22,135

Net Operating Income (Loss)	(15,164)

Leitch Technology Corporation	3

Management’s Discussion and Analysis

Leitch has adopted a near-term strategy to grow profitability by driving revenue growth and becoming the low-cost leader in the industry. These initiatives are discussed in more detail below:

Drive Revenue Growth
■	Continue to focus R&D investment on rounding out the product offerings, with emphasis on high-definition (“HD”) products to capitalize on the expected shift in capital spending to HD equipment.
■	Address under-performing geographic areas by upgrading sales management and changing the distribution strategy in under-performing countries.
■
Realign the sales organization to include systems engineering to address integrated solution sales that will capitalize on Leitch’s broad product portfolio and improve customers’ ability to work with Leitch.

■	Improve the service model by generating additional revenue from services, including extended warranties and consulting services.

Address Cost Base to be the Low-cost Leader
■	Maintain reduced infrastructure and discretionary spending through targeted purchasing plans, spending controls, facility consolidation and headcount reduction.
■
Drive gross margin improvement through continued conversion to new product lines, which will improve efficiencies associated with inventory, carrying costs, planning, purchasing and manufacturing management.

■	Develop a more flexible manufacturing strategy through the evaluation of outsourcing opportunities as they make financial and operational sense, and through targeted capital purchases.
■	Extract cash from balance sheet through improved collection efforts and reduced inventory levels, to be achieved through tighter controls over inventory and the streamlined product offering.

The success of the strategy will be measured by how the Company does against its target operating model. As a result of the specialized products and infrastructure required to support the business, the Company does not believe the target operating model can be achieved at its current revenue levels through cost cutting alone. The Company believes it can achieve the target operating model with revenues in the range of $250-$300 million per annum. It plans to grow revenue organically through the initiatives outlined above, as well as through acquisitions such as Videotek, in order to achieve the necessary revenue growth.

Results from Operations
Revenue for the second quarter was $55.8 million, representing a 53% increase from $36.4 million during the same period last year. The increase in revenue of $19.4 million from the prior year quarter was generated from the Company’s Video Processing and Distribution (“VP&D”) and Server product lines. VP&D revenues increased by $9.5 million from the prior year quarter, with approximately 70% of this increase attributable to revenue from recently acquired Videotek. Server revenue increased by $10.0 million from the prior year quarter, due in part to approximately $3 million of third-party product revenue included in Server and due to growth driven by the new NEXIO product line. Revenue for the six months ended October 31, 2004, was $111.0 million, representing a 50% increase from the $73.9 million of revenue during the same period last year. The increase in revenue from the prior year period of $37.1 million was generated from the VP&D and Server product lines. Approximately 40-45% of the total increase is from the recently acquired Videotek products.

Net Operating Income (as defined above) for the quarter was $1.6 million compared to a loss of $(6.4) million during the same period last year. The net earnings for the second quarter were $1.0 million or $0.03 per share, compared to a loss of $(6.4) million or $(0.19) per share during the same period last year. For the six months ending October 31, 2004, Net Operating Income (as defined above) was $3.9 million compared to a Net Operating Loss of ($8.5) million during the same period last year. The net loss for the six months ending October 31, 2004, was ($1.7) million or ($0.05) per share, compared to $(11.4) million or $(0.36) per share during the same period last year. As outlined in the fourth quarter of fiscal 2004, the Company recorded a charge of $6.8 million related to lease exit costs, the write-down of leasehold improvements and severance-related costs in the first quarter of fiscal 2005.

4	Leitch Technology Corporation

Management’s Discussion and Analysis

Details around revenue, margin and expenses are explained below.

The following table shows the Company’s results from operations as they related to Net Operating Income (Loss)

Summary Financial Results

	Three months ended October 31				Six months ended October 31
				%				%
($000s except per share amounts)	2004	2003	Change	Change	2004	2003	Change	Change

Revenue	$55,805	$36,412	$19,393	53%	$111,047	$73,936	$37,111	50%
Cost of goods sold	30,769	20,667	10,102	49%	60,140	40,999	19,141	47%

Gross margin	25,036	15,745	9,291	59%	50,907	32,937	17,970	55%

Expenses (income)
Selling and administrative	16,334	15,086	1,248	8%	31,808	28,671	3,137	11%
Gross research and development	8,260	7,976	284	4%	17,046	16,774	272	2%
Investment tax credits	(542)	(774)	232	-30%	(1,083)	(1,548)	465	-30%
Investment income, net	(568)	(154)	(414)	269%	(809)	(196)	(613)	313%

Operating expenses (Note)	23,484	22,134	1,350	6%	46,962	43,701	3,261	7%

Income taxes (recovery)	-	-	-	-	-	(2,243)	2,243	-100%

Net Operating Income (Loss)	$1,552	$(6,389)	$7,941	-124%	$3,945	$(8,521)	$12,466	-146%

Net Operating Income (Loss) per share
Basic	$0.04	$(0.19)	$0.24	-123%	$0.11	$(0.27)	$0.38	-142%
Diluted	0.04	(0.19)	0.24	-123%	0.11	(0.27)	0.38	-142%

Net earnings (loss)	966	(6,392)	7,358	-115%	(1,672)	(11,448)	9,776	-85%

Earnings (loss) per share
Basic	$0.03	$(0.19)	$0.22	-114%	$(0.05)	$(0.36)	$0.32	-87%
Diluted	0.03	(0.19)	0.22	-114%	(0.05)	(0.36)	0.32	-87%

Gross margin %	45%	43%	2%		46%	45%	1%
Selling and admin as % of revenue	29%	41%	-12%		29%	39%	-10%
Gross R&D as % of revenue	15%	22%	-7%		15%	23%	-7%

Note - Operating expenses exclude restructuring charges of $6.9 million in 2004 and $2.9 million in 2003

Revenue

Product Segments
The following table summarizes the revenue by product line for the current period compared to the prior year period:

	Three months ended October 31				Six months ended October 31
				%				%
($000s)	2004	2003	Variance	Change	2004	2003	Variance	Change

VP&D	37,550	28,006	9,544	34%	81,202	53,620	27,582	51%
Servers	14,191	4,241	9,950	235%	22,744	12,704	10,040	79%
Post	4,064	4,165	(101)	(2%)	7,101	7,612	(511)	(7%)

Total	55,805	36,412	19,393	53%	111,047	73,936	37,111	50%

Leitch Technology Corporation	5

Management’s Discussion and Analysis

The increase in revenue from VP&D is the result of both organic growth and the acquisition of Videotek, Inc. Videotek, which was acquired in May 2004, contributed approximately 70% of the increase in VP&D for the current quarter compared to the prior year quarter, and approximately 60% of the year-to-date increase. As the Videotek products are integrated with the Company’s existing lines, splitting the acquisition impact is less meaningful. The increase in VP&D revenue other than Videotek was driven by continued acceptance of the Company’s newer products, which reflect the Company’s continued efforts to round out its high-definition product offering, as well as more aggressive sales activity, including targeted discounting.

Server revenue in the current quarter grew by $10.0 million over the same period last year. Approximately $3 million of this increase is attributable to certain third-party equipment with low margins recorded during the current year quarter. The remaining increase of approximately $7 million over the prior year is due to the NEXIO™ product line, which was introduced in the second quarter of fiscal 2004. The Company had experienced a significant decline in Server revenue during the second quarter of the prior year as customers deferred their buying decisions pending their review of the product. Year-to-date revenue increased by $10.0 million compared to the prior year, due to the increases in the second quarter compared to the prior year. Server revenue tends to fluctuate from quarter to quarter more than the Company’s other lines of business due to the large system nature of the product. Servers represent the largest growth opportunity in the professional television industry as broadcasters move from a tape-based infrastructure to a disk-based infrastructure. The Company believes it is well-positioned in this market with the new NEXIO platform and its proprietary shared storage technology.

Revenue from the Company’s Post Production product line was down 2% in the quarter from the prior year period, and down 7% year to date compared to the prior year. The Company’s next-generation non-linear editor, VelocityHD™did not begin shipping until late July 2004, as planned, which in management’s view is why year-to-date revenues were down over the prior year period. Revenue from Post Production increased sequentially from the first quarter of fiscal 2005 from $3.0 million to $4.1 million in the second quarter. VelocityHD was introduced in April 2004, and the Company expects that revenue in Post Production will continue to improve in fiscal 2005 with the new product.

Geographic Segments
The following table summarizes the revenue by geography for the current period compared to the prior year period:

	Three months ended October 31				Six months ended October 31
				%				%
($000s)	2004	2003	Variance	Change	2004	2003	Variance	Change

USA	21,234	14,509	6,725	46%	45,111	31,763	13,348	42%
Non-U.S. Americas	5,997	5,425	572	11%	12,060	10,232	1,828	18%
Europe	16,745	10,263	6,482	63%	29,331	17,307	12,024	69%
Pacific Rim	11,829	6,215	5,614	90%	24,545	14,634	9,911	68%

Total	55,805	36,412	19,393	53%	111,047	73,936	37,111	50%

Over the past two years, revenue has been significantly impacted by fluctuations in foreign currency exchange rates. Revenue in the current quarter was negatively impacted by $1.8 million, or 4.9% compared to the prior year quarter, and year to date, revenue in the current year was negatively impacted by approximately $2.3 million, or 3.2% compared to the prior year, primarily as a result of the weakening U.S. dollar in relation to the Canadian dollar.

Revenue in the USA was up significantly in the current quarter compared to the prior year quarter. Approximately 80% of this increase was the result of the acquisition of Videotek. Year-to-date revenues in the USA were up 42%, approximately 90% of which is the result of the acquisition of Videotek. Revenue in the USA was negatively impacted due to the weakening U.S. dollar in relation to the Canadian dollar. The impact on the current quarter compared to the prior year quarter was approximately $1 million, while the year-to-date impact was approximately $1.5 million.

6	Leitch Technology Corporation

Management’s Discussion and Analysis

Revenue in Non-U.S. Americas in the current quarter compared to the prior year quarter was up 11%. This increase is due to the addition of Videotek. The year-to-date increase of 18% is also due to the acquisition of Videotek, as well as to increased sales of VP&D products in South America.

Revenue in Europe increased by 63% compared to the same period last year. This increase can be largely attributed to one contract, which included approximately $3 million of third-party equipment, as well as approximately $3 million of Leitch-provided equipment. Year-to-date revenue growth of 69% is also driven by this contract, by the acquisition of Videotek, by continued acceptance of the Company’s product offering in VP&D and by more aggressive sales activity.

The Pacific Rim saw 90% growth in the current quarter compared to the prior year quarter, and year-to-date growth of 68% compared to the same period last year. The quarter-over-quarter growth is a combination of growth in Server revenue, which was very low in the prior year due to the product transition discussed above, the general acceptance of the Company’s product offering in VP&D, more aggressive sales activity and the acquisition of Videotek. The year-to-date growth compared to the prior year period was also the result of a $3 million digital newsroom expansion of Sahara TV in India. The Pacific Rim continues to be the largest growth opportunity for the Company, as markets such as China are early in the broadcast infrastructure build out compared to the more mature European and U.S. markets.

Revenue in the Non-U.S. Americas and Pacific Rim can fluctuate significantly from quarter to quarter due to the project nature of the Company’s sales in those regions.

Gross Margin
The following chart summarizes the gross margin and gross margin as a percentage of revenue for the current period compared to the prior year period:

	Three months ended October 31				Six months ended October 31
				%				%
($000s)	2004	2003	Variance	Change	2004	2003	Variance	Change

Revenue	55,805	36,412	19,393	53%	111,047	73,936	37,111	50%
Cost of goods sold	30,769	20,667	10,102	49%	60,140	40,999	19,141	47%

Gross Margin	25,036	15,745	9,291	59%	50,907	32,937	17,970	55%

Gross Margin %	45%	43%	2%		46%	45%	1%

Gross margin for the second quarter improved 2% from the prior year quarter, and improved 1% year to date from the prior year period. This improvement is the result of increased volume over which to spread the fixed manufacturing costs and the acquisition of Videotek. The current quarter ended October 31, 2004, was negatively impacted by the approximately $3 million of third-party equipment which generated little margin. After removing the impacts of the third-party equipment, margins for the quarter were approximately 47%. The Company continues to discount on a targeted basis to drive revenue growth.

The Company undertook a restructuring in the fourth quarter of fiscal 2004 in order to streamline its manufacturing process and accelerate the transition to newer products with higher gross margins. This streamlining, consisting primarily of consolidating product lines, will allow the Company to remove the inefficiencies associated with managing both old and new product lines. The Company expects gross margins to improve as a result of these restructuring activities.

Leitch Technology Corporation	7

Management’s Discussion and Analysis

Selling and Administrative Expenses
The following chart summarizes the selling and administrative expenses in total and as a percentage of revenue for the current period compared to the prior year period:

	Three months ended October 31				Six months ended October 31
				%				%
($000s)	2004	2003	Variance	Change	2004	2003	Variance	Change

Selling and administrative	16,334	15,086	1,248	8%	31,808	28,671	3,137	11%
As a % of revenue	29%	41%	(12%)		29%	39%	(10%)

Selling and Administrative expenses include sales, customer service, marketing, administration and allocations of shared costs, including facilities and infrastructure costs. For the most part, this expense base is fixed in nature and does not fluctuate directly with revenue.

Selling and administrative expenses increased in the current quarter compared to the prior year quarter by $1.2 million. This increase from the prior year period is attributable to the addition of Videotek ($1.3 million), gains realized in the prior year related to the settlement of foreign exchange contracts ($0.6 million), severance costs in the current year period ($0.4 million), and increased variable compensation in the current year due to the increased revenue ($0.8 million). Partially offsetting these increased expenses were savings initiatives undertaken in the prior year of approximately $1.6 million and the impact of foreign currency fluctuations, which reduced spending by approximately $0.3 million.

Current year-to-date spending increased from the same period last year by $3.1 million, due to the same factors as identified above for the current quarter, as well as a result of certain consulting costs related to the review of the Company’s manufacturing strategy incurred in the first quarter of the current year totaling $0.6 million. Also included in the current year expenses are approximately $0.4 million related to the expensing of the fair value of stock options, which was not expensed in the prior year period.

Selling and administrative expenses in the second quarter of both fiscal 2005 and 2004 include the costs associated with the Company’s participation in the annual International Broadcasting Convention (“IBC”) show in Europe. The total costs associated with IBC were approximately $1 million in both years.

Research and Development
The following chart summarizes the research and development (“R&D”) expenses in total and as a percentage of revenue for the current period compared to the prior year period:

	Three months ended October 31				Six months ended October 31
				%				%
($000s)	2004	2003	Variance	Change	2004	2003	Variance	Change

Research and development	8,260	7,976	284	4%	17,046	16,774	272	2%
Less investment tax credits	(542)	(774)	232	(30%)	(1,083)	(1,548)	465	(30%)
Gross R&D as % of sales	15%	22%	(7%)		15%	23%	(8%)

The Company invests in R&D to maintain its position in the markets it currently serves, enhance its product portfolio, and provide new products with new functions and efficiencies to the professional television industry. This investment drives future revenues and margins through new product introduction and more cost-effective designs. R&D spending does not fluctuate with current revenues; however, the Company monitors this spending in relation to revenues and adjusts spending when appropriate.

8	Leitch Technology Corporation

Management’s Discussion and Analysis

Spending in R&D increased in the current quarter and year-to-date period from the prior year due to the acquisition of Videotek, which resulted in an increase of $1.2 million in the current quarter and $2.4 million year to date. This increase is offset by savings from cost reduction initiatives and the impact of foreign currency fluctuations, which reduced spending by approximately $0.3 million. In the first quarter of fiscal 2004, the Company reduced R&D costs by consolidating certain VP&D and Post functions and facilities.

Investment Income

	Three months ended October 31				Six months ended October 31
				%				%
($000s)	2004	2003	Variance	Change	2004	2003	Variance	Change

Investment income	(568)	(154)	414	269%	(809)	(196)	613	313%

Investment income includes interest earned net of interest expense and (gains) losses on disposal of capital assets. During the current year, the Company disposed of its old surface mount equipment for a gain of approximately $0.4 million.

Other Charges
The following chart summarizes the charges that are not included in the Company’s Net Operating Income (Loss), but are included in the calculation of Net earnings (loss):

	Three months ended		Six months ended
	October 31		October 31
($000s)	2004	2003	2004	2003

Restructuring and accretion charges	97	-	6,918	2,918
Amortization of acquired technology	366	-	616	-
Equity interest in losses of partly owned businesses	123	3	140	9
Gain on disposal of partly owned business	-	-	(2,057)	-

During the first quarter of fiscal 2005, the Company recorded restructuring charges of $6.8 million consisting of $1.4 million in severance related to staff reductions, $3.2 million related to lease exit costs as the Company vacated two of three floors it leases in Toronto, Canada, and a $2.2 million write-down of leasehold improvements for the Toronto facility. In the first quarter of fiscal 2004, the Company recorded a $2.9 million charge related to staff reductions. The Company sold its interest in Path 1 Network Technologies Inc. for $2.1 million during the first quarter of the current year. The investment had been written down to $nil in April 2002.

The amortization of acquired technology is from the acquisition of Videotek and is being amortized over a four-year period.

Income Taxes
The Company has not recognized the tax benefit from net losses incurred since the second quarter of fiscal 2004. During the first quarter of fiscal 2004, the Company recorded a $2.2 million tax recovery. No recovery has been recognized during the first two quarters of 2005, as the Company continues to show a net loss on a year-to-date basis.

Net Earnings (Loss)
As a result of the above, the Company is reporting net earnings of $1.0 million for the quarter ended October 31, 2004, compared to a net loss of ($6.4 million) for the same period last year. For the six months ending October 31, 2004, the Company incurred a net loss of ($1.7 million) compared to a net loss of ($11.4 million) for the same period last year.

Leitch Technology Corporation	9

Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash Position
At October 31, 2004, the Company’s cash and cash equivalents position was $58.8 million compared to $31.6 million at April 30, 2004, the Company’s fiscal year end. The primary reason for the $27.2 million increase in cash and cash equivalents was the issuance of common shares in October 2004, which generated net proceeds of approximately $40.5 million. This was offset somewhat by the acquisition of Videotek during the first quarter. Total cash outflow related to the acquisition was approximately $19.3 million, including the discharge of a $1.7 million mortgage that Videotek carried. After removing the impact of the common stock issuance and acquisition of Videotek, the Company’s cash balance increased by approximately $6.0 million, largely through the sale of Path 1, Net Operating Income and inventory reduction activities.

The Company has a three-year $20.0 million senior secured credit facility with CIT Business Credit Canada Inc. This facility is available for general corporate purposes and the Company’s future growth plans. Availability of the facility is based on quality and aging of accounts receivable in North America, and was $8.5 million at October 31, 2004. The Company has not drawn any amount on the facility.

Financial Instruments
The Company enters into forward exchange contracts to manage the risk associated with fluctuations in US Dollars and the Euro against the Canadian dollar. The forward exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s net cash flow in foreign currencies. The Company’s policy is not to utilize financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge’s inception and at the end of each quarter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

At October 31, 2004, the Company has entered into contracts for $1.7 million US dollars and 1.5 million Euros at various rates over the next six months. These instruments have an unrealized gain of approximately $0.2 million at October 31, 2004. Gains and losses associated with these instruments are recorded in earnings in the same period as the underlying hedged transaction, or in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected. The realized gain for the three and six months ended October 31, 2004, was $0.1 million (2003 $0.7 million).

Working Capital
The Company carries significant inventory and accounts receivable balances. The Company has targeted these areas to reduce its working capital requirements and expects to generate cash from these balances in fiscal 2005. The Company plans to reduce its inventory investment in 2005 through tighter controls and by capitalizing on the reduced portfolio size after the restructuring activities undertaken in the fourth quarter of fiscal 2004.

The Company’s accounts receivable balance increased from $26.3 million at April 30, 2004, to $33.1 million at October 31, 2004, due primarily to the increase in revenue. Days sales outstanding were 53 days at October 31, 2004, down from 57 days at year end. The Company’s inventory balance dropped from $44.6 million at April 30, 2004, to $40.8 million at October 31, 2004, despite the acquisition of Videotek, which added approximately $4 million in inventory. The reduction after removing the impacts of Videotek was $7.8 million. The reduction was the result of focused inventory management and the simplification of the Company’s product lines, initiated in the fourth quarter of fiscal 2004.

10	Leitch Technology Corporation

Management’s Discussion and Analysis

It is anticipated that working capital of $110.7 million is sufficient to meet the Company’s daily cash requirements throughout the next twelve months. Part of the Company’s strategy to grow is through acquisition, which is one of the expected uses of funds raised in the common stock issue during the current quarter. The Company may access the capital markets from time to time for a variety of purposes, including the funding of acquisitions; however, the Company does not anticipate a requirement to do so within the next twelve months.

Capital Assets and Expenditures
Capital assets, net of accumulated depreciation, increased to $37.0 million from $34.7 million at April 30, 2004. Additions to capital assets were $4.0 million during the first two quarters of fiscal 2005, which were financed from cash balances and through a capital lease. The Company also acquired $7.0 million in capital assets as a result of the acquisition of Videotek. The Company also wrote off approximately $2.2 million of leasehold improvements as a result of the Toronto facility consolidation completed during the first quarter of 2005. During the second quarter of fiscal 2005, the Company invested approximately $3 million in new surface mount equipment, which is intended to improve the quality and flexibility of the Company’s manufacturing process.

The Company plans to spend between $5.0 million and $7.0 million on capital projects during fiscal 2005 (including spending in the first two quarters of $4.0 million), and a similar amount in fiscal 2006, excluding acquisitions. The future expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances and cash flow from operations.

Acquisition
During the first quarter of fiscal 2005, the Company acquired Videotek. Terms of the acquisition include a payment for $17.8 million dollars, with an additional $2.7 million dollars payable in November 2004 and between $1.4 million and $4.1 million dollars payable in May 2005. $2.7 million of the May 2005 payment is contingent on Videotek achieving certain revenue and gross margin targets. The Company made the first payment from its cash balances and is planning to make the remaining payments from its cash balances.

Capital Stock and Dividends
As at November 23, 2004, the Company had 39,185,797 common shares outstanding and stock options to purchase 2,485,775 common shares. During the quarter, the Company issued 4,520,000 shares through a public offering for net proceeds of $40.5 million. The funds are to be used for funding future acquisitions and expansion opportunities necessary for the execution of the Company’s strategic plans, working capital and general corporate purposes. The Company issued 12,498 shares pursuant to the chief executive officer’s employment contract during the current quarter, and 24,996 shares year to date. Stock options to acquire 45,725 shares were exercised during the first six months of the year. The Company has not declared any dividends over the past three fiscal years. The Company does not plan to declare or pay any dividends in the next twelve months.

Leitch Technology Corporation	11

Management’s Discussion and Analysis

Commitments and Long-term Liabilities
The Company has long-term liabilities of $8.6 million at October 31, 2004. These liabilities relate to a capital lease for the surface mount equipment, the lease exit costs associated with vacating one floor of its UK facilities and two floors in its Toronto facilities and the deferred gain on the sale-leaseback of its Virginia building. These long-term liabilities are expected to be relieved as follows (in $000s):

Fiscal year ending April 30	Lease Exit Costs	Deferred Gain	Capital Lease	Total

2006	1,970	175	579	2,724
2007	1,635	175	1,348	3,158
2008	1,635	175	131	1,941
2009	1,648	128	-	1,776
2010	1,668	37	-	1,705
Thereafter	1,172	135	-	1,307

	9,728	825	2,058	12,611
Present value adjustment	(2,543)	-	(134)	(2,677)

Total	7,185	825	1,924	9,934
Less current portion				(1,308)

Long-term liabilities				$8,626

The lease exit costs will be paid in cash and may be accelerated if an appropriate early termination fee can be negotiated. The deferred gain is a non-cash liability and will be amortized into earnings over the remaining term of the leaseback period.

Related Party Transactions
The Company entered into certain transactions with a law firm of which a director of the Company is a partner. Total amounts paid to these related parties for legal services totaled $0.1 million (2003 - $0.1 million), legal fees associated with financing or acquisition transactions totaled $0.2 million (2003 - $0.1 million). Related party transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies and Estimates
The Company prepares its financial statements in accordance with generally accepted accounting principles (“GAAP”) in Canada with a reconciliation to U.S. GAAP, as disclosed in note 20 to the 2004 year end consolidated financial statements. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Company’s 2004 year end consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, asset retirement obligations, employee termination benefits, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

12	Leitch Technology Corporation

Management’s Discussion and Analysis

Revenue Recognition
Revenue is derived primarily from the sale of equipment and services. Revenue is recognized upon shipment, provided that title to the goods is transferred to customers, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

Income Taxes
The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers factors such as the reversal of future income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation
The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value, taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Stock-based Compensation
The Company has a stock option plan for employees and directors. The Company has adopted the revised CICA Handbook Section 3870 (“Section 3870”), “Stock-based Compensation and Other Stock-based Payments,” which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense in fiscal 2004 and 2005. Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. Any consideration paid by employees on the exercise of stock options is recorded as share capital. The determination of the fair value of the stock options requires management to make estimates as to the estimated life of the options and the expected volatility of the stock. A change in these factors could impact the compensation expense recorded in the statement of earnings.

The Company has applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense of $0.3 million in the second quarter of fiscal 2005, and $0.5 million for the six months ending October 31, 2004. No corresponding expense was booked in the same periods of fiscal 2004, as the fair value method was not adopted until the fourth quarter of fiscal 2004.

Restructuring Charges
The Company recorded $6.8 million in restructuring charges related to cost savings initiatives incurred during the first quarter of fiscal 2005, primarily for workforce reductions and lease exit costs. The restructuring charges are primarily employee severance and benefit costs, write-offs of leasehold improvement and future lease costs. The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstract EIC-134, “Accounting for Severance and Termination Benefits” and EIC-135, “Accounting for Costs Associated with Exit and Disposal Activities.” These standards require the Company to prospectively record any restructuring charges only when the liability is incurred and can be measured at fair value. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances and adjusts accordingly.

Leitch Technology Corporation	13

Management’s Discussion and Analysis

Risk Factors
In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company’s actual results to differ in material respects from the results discussed herein. These risks are discussed below. In management’s view, there has been no material change in the nature or magnitude of any of the risks faced by the Company in fiscal 2005.

Global, Political and Economic Uncertainties
The Company sells into over 80 countries worldwide. The large majority of the Company’s revenues are generated outside Canada. Over the past two years, the U.S., European and many other economies have experienced an economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch’s revenue could continue to be negatively impacted. Regional and international political or economic unrest, such as that currently in South America and the Middle East, can negatively impact the Company’s revenue and ability to collect its accounts receivable.

New Products and Technological Change
The markets for the Company’s products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company’s products embody complex technology and are designed to be compatible with current and evolving industry standards. The Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company’s business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment
The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company’s markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, ability to provide 24-hour support 365 days a year, establishment of a strong company reputation as a credible supplier to large end users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property
The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not adequately protect the Company’s proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch’s trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company’s business could be materially harmed.

14	Leitch Technology Corporation

Management’s Discussion and Analysis

There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company’s business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company’s products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Risks Inherent With Acquisitions
An element of the Company’s growth strategy is to review acquisition prospects that would complement its existing products, augment its markets or add new technologies. There is no certainty that appropriate acquisitions will be available. Future acquisitions could result in restructuring charges, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets, any of which could have a materially adverse effect on the Company’s business, financial condition and results of operations and the market price of its common shares. Acquisitions involve numerous risks, including risks associated with the integration of acquired operations, technologies and products, diversion of management’s attention and potential loss of key employees of acquired organizations. The Company may not be able to successfully integrate the products, technologies or personnel of any business that might be acquired in the future. Failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Business Cycles
Demand for the capital equipment supplied by the Company can fluctuate with macroeconomic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company’s sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve. These risks are mitigated in part by the following factors:

■	The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.
■	The geographic breadth of the Company’s distribution provides a hedge against economic or political events in any one region of the world.
■
A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company’s business is replacement and upgrade business rather than new projects.

■
Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology.

There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

The Company’s expense levels are based, in part, on its expectations as to future revenues, as well as on the timing of major trade shows, including National Association of Broadcasters (“NAB”) in April and International Broadcasting Convention (“IBC”) in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company’s operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse effect on the market price of the common shares of the Company.

Leitch Technology Corporation	15

Management’s Discussion and Analysis

Reliance on Key Employees
The Company’s prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company’s business.

Environmental and Regulatory Risk
The Company respects all environmental legislation, industry norms and standards. The Company’s policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange
Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

During the past four quarters, the U.S. dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in U.S. dollars and reports its consolidated financial statements in Canadian dollars. If U.S. dollar weakness persists, this will adversely impact the Company’s revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company’s U.S. dollar exposure.

Carrying Value of Future Tax Assets
The Company’s carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company’s strategic and operating plans. A significant adverse change in the Company’s projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility
The trading price of the Company’s common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts’ recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company’s common stock.

With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch’s common stock.

In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch’s common stock.

16	Leitch Technology Corporation

Management’s Discussion and Analysis

Product Defects
If any of the Company’s products prove defective, the Company may be required to redesign or recall such products. A redesign or recall may cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse effect on the Company’s financial performance.

Third-Party Suppliers
The Company uses third-party suppliers for all components used in the Company’s systems. Although the Company often has multiple suppliers for each such component, the loss of certain of these suppliers, or the inability of certain of these suppliers to deliver components to the Company on a timely basis, could materially adversely affect the Company’s business operations and prospects.

Reliance on Dealers and Systems Integrators
A significant portion of the Company’s sales are sourced, developed and completed through dealers and system integrators. The Company believes that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market Leitch’s products, may experience financial difficulties or even close operations. In addition, the Company’s dealers and systems integrators are not contractually obligated to sell Leitch’s products. Therefore, they may, at any time, refuse to promote or pay for the Company’s products. Also, since many of the Company’s distribution arrangements are non-exclusive, resellers may carry competitors’ products and could discontinue carrying the Company’s products in favour of competitors’ products. As a result of these risks, the Company could experience unforeseen variability in its revenues and operating results.

Regulation
The broadcasting and communications industries are regulated by the Federal Communications Commission in the United States, the Canadian Radio-television and Telecommunications Commission in Canada and by similar regulatory bodies throughout the world. These agencies have made rulings in recent years relating to the adoption of new standards for broadcasters. The timing and nature of these rulings may impact the equipment purchased by broadcasters, which may result in the Company experiencing unforeseen variability in revenues and results from operations.

Additional Information
Additional information relating to the Company, including the Company’s Annual Information Form for the 2004 fiscal year is available on SEDAR at www.sedar.com.

Leitch Technology Corporation	17

Summary of Quarterly Results

The following table highlights selected financial information for the past eight quarters:

	Quarter ending
	Oct 31	July 31	April 30	Jan 31	Oct 31	July 31	April 30	Jan 31
($000s except per share amounts)	2004	2004	2004	2004	2003	2003	2003	2003

Revenue	$55,805	$55,242	$41,858	$38,792	$36,412	$37,524	$38,216	$49,086

Earnings (loss) from continuing operations	966	(2,638)	(22,564)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)

Earnings (loss) per share from continuing operations:
Basic	0.03	(0.08)	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)
Diluted	0.03	(0.08)	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)

Net earning (loss)	966	(2,638)	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)

Earnings (loss) per share:
Basic	0.03	(0.08)	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)
Diluted	0.03	(0.08)	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)

The following table shows the Company’s results from operations for the past eight quarters as they related to Net Operating Income (Loss) (as defined above) and net earnings (loss):

	Quarter ending
	Oct 31	July 31	April 30	Jan 31	Oct 31	July 31	April 30	Jan 31
($000s except per share amounts)	2004	2004	2004	2004	2003	2003	2003	2003

Revenue	$55,805	$55,242	$41,858	$38,792	$36,412	$37,524	$38,216	$49,086
Cost of goods sold (adjusted - note)	30,769	29,371	22,768	21,417	20,667	20,332	20,632	24,749

Gross margin (excluding restructuring)	25,036	25,871	19,090	17,375	15,745	17,192	17,584	24,337

Expenses (income)
Selling and administrative expenses	16,334	15,474	14,503	14,773	15,086	13,585	17,493	16,754
Gross research and development	8,260	8,786	7,977	7,492	7,976	8,798	9,509	9,226
Investment tax credits	(542)	(541)	(726)	(703)	(774)	(774)	(878)	(914)
Investment income, net	(568)	(241)	(143)	(65)	(154)	(42)	(87)	(23)

Operating Expenses	23,484	23,478	21,611	21,497	22,134	21,567	26,037	25,043

Income taxes (recovery)	-	-	-	-	-	(2,243)	(1,123)	(289)

Net Operating Income (Loss)	1,552	2,393	(2,521)	(4,122)	(6,389)	(2,132)	(7,330)	(417)

Net Operating Income (Loss) per share
Basic	0.04	0.07	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)
Diluted	0.04	0.07	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)

Adjusted gross margin %	45%	47%	46%	45%	43%	46%	46%	50%

Selling and admin as % of revenue	29%	28%	35%	38%	41%	36%	46%	34%

Gross R&D as % of revenue	15%	16%	19%	19%	22%	23%	25%	19%

Note - Quarter ended April 30, 2004: gross margin shown in this table is after removing the $9.6 million relating to inventory charges that are not included in Net Operating Income (Loss) as defined. The quarter ended October 31, 2004, includes approximately $3 million related to third-party equipment for which little margin was earned. No adjustment has been made for this in this table.

18	Leitch Technology Corporation

Summary of Quarterly Results

The following table reconciles Net earnings (loss) to Net Operating Income (Loss) (as defined):

	Quarter ending
	Oct 31	July 31	April 30	Jan 31	Oct 31	July 31	April 30	Jan 31
($000s)	2004	2004	2004	2004	2003	2003	2003	2003

Net earnings (loss) under Canadian GAAP	966	(2,638)	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)
Inventory charge	-	-	9,634	-	-	-	-	-
Gain on disposal of partly owned business	-	(2,057)	-	-	-	-	-	-
Restructuring / accretion charges	97	6,821	10,464	-	-	2,918	-	-
Write-down and amortization:
Goodwill	-	-	-	-	-	-	73,824	-
Acquired technology	366	250	-	-	-	-	10,746	1,502
Equity interest in losses (earnings) of partly owned businesses	123	17	(55)	(8)	3	6	(68)	(40)
Estimated gain on disposal of discontinued operations, net of tax benefit	-	-	(827)	-	-	-	-	-

Net Operating Income (Loss)	1,552	2,393	(2,521)	(4,122)	(6,389)	(2,132)	(7,330)	(417)

Leitch Technology Corporation	19